UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MakeMyTrip Limited
(Name of Issuer)

Ordinary shares, par value $0.0005 per share
Class B convertible ordinary shares, par value $0.0005 per share
(Title of Class of Securities)

V5633W109
(CUSIP Number)

MIH Internet SEA Private Limited
80 Raffles Place
#33-00 UOB Plaza 1
Singapore
048624
Attn: Marian Ho Wui Mee
+65 6885 3610

with a copy to

Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
Attn: David Mercado
+44 207 453 1060

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V5633W109

1	NAMES OF REPORTING PERSONS
MIH Internet SEA Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,768,762 ordinary shares*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,768,762 ordinary shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,768,762 ordinary shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.52%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
See Items 3, 5 and 6 on the Schedule 13D (as defined below).  The Reporting Person beneficially owns 42,638,206 Class B convertible ordinary shares, par value $0.0005 per share (the “Class B Shares”), and 1,130,556 ordinary shares, par value $0.0005 per share (“Ordinary Shares”), of the Issuer.  The Class B Shares are convertible into Ordinary Shares on a one-for-one basis (subject to adjustment in the event of stock splits, dividends or other combinations that could dilute outstanding securities of the Issuer), at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 of the Schedule 13D (as defined below).

**
The above calculation assumes conversion of all of the Class B Shares beneficially owned by the Reporting Person and is based upon the sum of (i) 60,303,845 issued and outstanding Ordinary Shares and (ii) 42,638,206 Ordinary Shares issuable upon conversion of 42,638,206 issued and outstanding Class B Shares on a one-for-one basis, in each case of (i) and (ii) as of March 31, 2019, as per Section 3.02 of the Share Purchase Agreement (as defined below).

CUSIP No. V5633W109

1	NAMES OF REPORTING PERSONS
Naspers Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,768,762 ordinary shares*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,768,762 ordinary shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,768,762 ordinary shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.52%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
See Items 3, 5 and 6 on the Schedule 13D (as defined below).  The Reporting Person beneficially owns 42,638,206 Class B convertible ordinary shares, par value $0.0005 per share (the “Class B Shares”), and 1,130,556 ordinary shares, par value $0.0005 per share (“Ordinary Shares”), of the Issuer.  The Class B Shares are convertible into Ordinary Shares on a one-for-one basis (subject to adjustment in the event of stock splits, dividends or other combinations that could dilute outstanding securities of the Issuer), at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 of the Schedule 13D (as defined below).

**
The above calculation assumes conversion of all of the Class B Shares beneficially owned by the Reporting Person and is based upon the sum of (i) 60,303,845 issued and outstanding Ordinary Shares and (ii) 42,638,206 Ordinary Shares issuable upon conversion of 42,638,206 issued and outstanding Class B Shares on a one-for-one basis, in each case of (i) and (ii) as of March 31, 2019, as per Section 3.02 of the Share Purchase Agreement (as defined below).

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on February 7, 2017, as amended by Amendment No. 1 filed with the SEC by the Reporting Persons on April 26, 2019 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0005 per share, and Class B convertible ordinary shares, par value $0.0005 per share, of MakeMyTrip Limited (the “Issuer”).  Capitalized terms not defined herein have the meanings given to such terms in Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On August 30, 2019, MIH consummated the sale of all of the 1,130,556 Ordinary Shares and 42,638,206 Class B Shares it held in the Issuer in exchange for 4,108,831 fully paid ordinary shares, par value $0.01 per share, of Ctrip.com International, Ltd., a company incorporated in the Cayman Islands (“Ctrip”), in accordance with that certain share purchase agreement (the “Share Purchase Agreement”) dated as of April 26, 2019, entered into among MIH, MIH B2C and Ctrip.  Following the consummation of the transactions under the Share Purchase Agreement, the Reporting Persons ceased to be beneficial owners of Ordinary Shares or Class B Shares of the Issuer.

A copy of the Share Purchase Agreement, including certain exhibits, was attached as Exhibit 99.1 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on April 26, 2019.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	As of the date of the filing of this Amendment, the Reporting Persons no longer beneficially own any Ordinary Shares or Class B Shares of the Issuer.

(b)	Not applicable.

(c)
Except as disclosed in this Amendment, during the 60-day period preceding the date of filing of this Amendment, there have been no transactions effected by the Reporting Persons with respect to any Ordinary Shares or Class B Shares.

(d)	Not applicable.

(e)	On August 30, 2019, as a result of the Transaction, the Reporting Persons ceased to be the owner of any Ordinary Shares or Class B Shares of the Issuer.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2019

MIH Internet SEA Private Limited

By:	/s/ Roger Clark Rabalais
Name: Roger Clark Rabalais
Title: Director

Naspers Limited

By:	/s/ Pat Kolek
Name: Pat Kolek
Title: Group Chief Operating Officer